SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                         PETRIE STORES LIQUIDATING TRUST
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                          Units of Beneficial Interest
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                         (Title of Class and Securities)

                                   716437 10 8
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                                 (CUSIP Number)

                             Jerome A. Manning, Esq.
                                    Executor
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                            New York, New York 10038
                                 (212) 806-5400
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            Jonathan L. Koslow, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                November 12, 2003
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                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box:                                                                    ___
                                                                       |___|



                               (Page 1 of 7 Pages)

CUSIP No.  716347 10 8                  13D          Page 2 of 7 Pages
---------------------------                     -------------------------------

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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Estate of Milton Petrie
          13-7048253
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                              (a)  |_|
                                                              (b)  |_|
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS*
          OO

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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Surrogates Court, State of New York, County of New York

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                NUMBER OF          7     SOLE VOTING POWER
                 SHARES                  0
              BENEFICIALLY       ----------------------------------------------
                OWNED BY           8     SHARED VOTING POWER
                  EACH                   0
                REPORTING        ----------------------------------------------
                 PERSON            9     SOLE DISPOSITIVE POWER
                  WITH                   0
                                 ----------------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                         0
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0%
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                       |_|
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0%
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   14     TYPE OF REPORTING PERSON*
          OO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 1 amends and supplements the Statement on Schedule 13D, dated February 1, 1996 (the "Statement"), filed with the Securities and Exchange Commission (the "Commission") by the Estate of Milton Petrie (the "Estate"), relating to the Estate's owner ship of units of beneficial interest (the "Beneficial Interests"), of Petrie Stores Liquidating Trust (the "Issuer"). Unless otherwise defined herein, all capital ized terms shall have the meanings ascribed to them in this Statement.

Item 1.  Security and Issuer.

         Item 1 is hereby amended in its entirety to read as follows:

         This Statement on Schedule 13D (this "Statement") relates to the units of beneficial interest (each, a "Beneficial Interest") in the Petrie Stores Liquidating Trust (the "Issuer"). The address of the principal executive offices of the Issuer is 201 Route 17, Suite 300, Rutherford, New Jersey 07070.

Item 2.  Identity and Background.

         Item 2 is hereby amended in its entirety to read as follows:

         (a)-(c), (f) This Statement is being filed on behalf the Estate of Milton Petrie (the "Estate"). The business address of the Estate is c/o Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036, Attention: Jonathan L. Koslow, Esq.

         Pursuant to the Letters Testamentary, issued on December 16, 1994 (the "Letters Testamentary") by the Surrogates Court of the State of New York, County of New York, the Estate is administered by four executors: Joseph H. Flom, Jerome A. Manning, Bernard Petrie and Carroll Petrie.

         Mr. Flom is a trustee of the Issuer, an attorney and a partner in Skadden, Arps, Slate, Meagher & Flom LLP, a law firm and co-counsel to the Estate. His principal business address is Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036.

         Mr. Manning is an attorney and a partner in Stroock & Stroock & Lavan LLP, a law firm and co-counsel to the Estate. His principal business address is Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038.

         Mr. Bernard Petrie, the son of Milton Petrie, is a trustee of the Issuer and an attorney. His principal business address is The Law Offices of Bernard Petrie, 633 Battery Street, San Francisco, California 94111.

         Mrs. Petrie, the wife of Milton Petrie at the time of his death, is a private investor and philanthropist. Her principal address is 834 Fifth Avenue, New York, NY 10021.

         Mr. Flom, Mr. Manning, Mr. Bernard Petrie and Mrs. Petrie are citizens of the United States.

         (d)-(e) During the past five years, none of the Estate, Mr. Flom, Mr. Manning, Mr. Bernard Petrie or Mrs. Carroll Petrie has been convicted in a criminal proceeding, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 5.  Interest in the Securities of the Issuer.

         Item 5 is hereby amended in its entirety to read as follows:

         (a)-(b) On November 12, 2003, the Estate transferred all of its Beneficial Units to The Carroll and Milton Petrie Foundation, pursuant to the last will and testament of Milton Petrie. As a result, the Estate no longer owns any Beneficial Units.

         The amounts beneficially owned by the Estate do not include any Shares owned by the executors of the Estate in their individual capacity. To the best of the Estate's knowledge, Beneficial Interests are held by the following executors: Mr. Bernard Petrie (34,500 Beneficial Interests) and Mrs. Petrie (6,380 Beneficial Interests).

         Each of the executors disclaims beneficial ownership of the Beneficial Interests held by the Estate. The executors of the Estate share equally the power to dispose of, and vote, the Beneficial Interests held by the Estate.

         (C)-(e) Inapplicable.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 24, 2003



                                            ESTATE OF MILTON PETRIE


                                            By:  /s/ JOSEPH H. FLOM
                                               --------------------------------
                                               Joseph H. Flom
                                               Executor



                                            By:           *
                                               --------------------------------
                                               Jerome A. Manning
                                               Executor


                                            By:           *
                                               --------------------------------
                                               Bernard Petrie
                                               Executor


                                            By:           *
                                               --------------------------------
                                               Carroll Petrie
                                               Executor



* By:  /s/ JOSEPH H. FLOM
       -----------------------
       Joseph H. Flom
       Attorney-in-fact



Dated: November 24, 2003